February 28, 2014

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:   Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 and 811-21906)
          Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 and 811-21910)

Dear Ms. Lithotomos:

Thank you for your comments regarding the preliminary Proxy Statement (the “Proxy Statement”) and related proxy materials filed by Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (the “Trusts”) under Rule 14a-6 under the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission (“SEC”) on February 7, 2014, relating to the series of the Trusts (the “Funds”).  Below, we summarize the comments from the staff of the SEC (the “Staff”) provided by you telephonically on February 14, 2014, describe the changes made to the Definitive Proxy Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the Definitive Proxy Statement. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.

Comment 1. Please discuss the expenses associated with an increase in the size of the Board.

Response 1. As disclosed on page 14 of the Proxy Statement, the Trusts note that the new compensation structure proposed to be implemented in connection with the board consolidation is not expected to increase a Fund’s expenses by more than one basis point of the Fund’s average daily net assets on an annual basis except for certain Funds, which, due to the existence of a unitary management fee or an expense cap in place for each of those Funds, will not result in an increase in the costs borne by shareholders of those Funds.  The disclosure has been revised to indicate that the increase in the size of the Board is not expected to increase the  costs borne by shareholders of those Funds.

Ms. Valerie Lithotomos February 28, 2014 Page 2

Comment 2. With respect to “Other Directorships Held by Trustees,” please disclose only those directorships that fall within the last five years.

Response 2.  The Trusts have revised the disclosure as requested.

Comment 3. Please confirm that nothing in the Funds’ Exemptive Orders would conflict with the proposed increase in the number of Trustees.

Response 3. We have confirmed that nothing in the Funds’ Exemptive Orders would conflict with an increase in the number of Trustees.

Comment 4. Please discuss the rationale, and any pros and cons, for increasing the size of the board.

Response 4. The governing documents of many registered investment companies allow the size of the board to be established, without limitation, by action of the trustees or directors of such fund from time to time.   However, each Trust’s Declaration of Trust currently states that a Trust can have no more than eight (8) trustees.  Implementing the board consolidation discussed in the Proxy Statement would cause the Trusts to exceed the maximum number of trustees permitted by each Declaration of Trust.   Therefore, shareholder approval is being sought to amend each Declaration of Trust to increase the maximum permitted size of the board.  Although the board consolidation will increase the size of the board to nine (9) trustees, the amendment would permit a maximum board size of fifteen (15) trustees.   This would provide the trustees flexibility to establish the size of the board at such number of trustees as they deem appropriate from time to time, based on factors such as the overall size and composition of the fund complex, without incurring the expense or delay of seeking shareholder approval for further changes in the maximum board size.

The Proxy Statement explains this rationale on page 21, stating that “Accordingly, it is proposed that the applicable provision of the Declaration of Trust each Trust be amended to increase the maximum permissible number of trustees to fifteen (15) to avoid having to amend the Declaration of Trust to appoint additional trustees in the future (although the appointments themselves could be subject to shareholder approval based on the circumstances).”

Ms. Valerie Lithotomos February 28, 2014 Page 3

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As you have requested and consistent with SEC Release 2004-89, on behalf of each Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, Julien Bourgeois at (202) 261-3451 or Stephen Cohen at (202) 261-3304.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz